Contact

www.linkedin.com/in/eric-zipperle-65051a83 (LinkedIn)

Top Skills

Accounting
Energetic team player
Enthusiasm to learn

Certifications

Global Commerce and Strategy

Eric Zipperle

Co-founder & CEO, Cornbread Hemp
Louisville, Kentucky, United States

Summary

Bachelors of Accounting and Masters of Business Administration from Bellarmine University

Experience

Cornbread Hemp

Co-Founder & CEO
November 2018 - Present (4 years 4 months)
Louisville, Kentucky Area

Kentucky's first ever provider of USDA organic CBD products, Cornbread Hemp is rooted in Kentucky hemp tradition that dates all the way back to 1775. Co-founded with James Higdon, author the book Cornbread Mafia, Cornbread Hemp operates direct to consumer and partners with top-shelf retailers across the country to provide the highest quality USDA organic CBD products that are made for comfort.

Education

Bellarmine University

Master of Business Administration (MBA) + Bachelors of Accounting, Accounting/MBA · (2012 - 2016)

Trinity High School

· (2008 - 2012)